SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(852) 2514-7650	clin@stblaw.com

VIA EDGAR

January 15, 2013

Larry Spirgel, Assistant Director
Christy Adams, Senior Staff Accountant

Carlos Pacho, Senior Assistant Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VisionChina Media Inc. Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 27, 2012 File No. 001-33821

Dear Mr. Spirgel, Ms. Adams and Mr. Pacho:

On behalf of our client, VisionChina Media Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby provide the Company’s responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 14, 2012 regarding the Company’s annual report on Form 20-F for the year ended December 31, 2011 filed on April 27, 2012 (the “Company’s 2011 Form 20-F”).

On behalf of the Company, we wish to thank you and the other members of the Staff for kindly granting an extension of the deadline for the Company’s response to the Staff’s comments.

Set forth below are the Company’s response to each of the Staff’s comments contained in your letter dated December 14, 2012.  The comments are retyped below for your ease of reference and are followed by the Company’s responses.  The Company has included in the body of its responses, as applicable, proposed revisions to its disclosure in future filings.  For

LEIMING CHEN  PHILIP M.J. CULHANE  DANIEL FERTIG  CELIA LAM  CHRIS LIN  SINEAD O’SHEA  JIN HYUK PARK  KATHRYN KING SUDOL  CHRISTOPHER WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK   BEIJING   HOUSTON   LOS ANGELES   LONDON   PALO ALTO   SÃO PAULO   SEOUL   TOKYO   WASHINGTON, D.C.

illustrative purposes only, the Company has referred to the Company’s 2011 Form 20-F in explaining proposed revisions to the disclosure in future annual reports on Form 20-F that will be filed by the Company in due course.  Therefore, unless otherwise indicated, each page number reference included in the responses below is to a location in the Company’s 2011 Form 20-F.

Form 20-F for the Year Ended December 31, 2011

Operating and Financial Review and Prospects, page 67

1.              We note on page 47 that substantially all your revenues are derived from VisionChina Media Group and Beijing Eastlong Advertising. Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from your consolidated variable interest entities. The information should be in sufficient detail to convey qualitatively and quantitatively the assets and operations that are not subject to involvement with your consolidated variable interest entities.

In response to the Staff’s comment, the Company proposes to add the following disclosure at the end of the disclosure which, currently appears in the first paragraph on page 47 of the Company’s 2011 20-F:

The Company’s assets and those of its subsidiaries mainly include cash, accounts receivables, plant and equipment, intangible assets, investment in consolidated variable interest entities and investments under cost method. The revenues generated by the Company and its subsidiaries, apart from revenues earned in respect of the relevant contractual arrangements to which CDTC and Beijing Eastlong Advertising are party, are primarily derived from (1) sales of Passenger Information and Direction Systems, which display information about the subway trains and advertising, to various subway companies in the PRC; (2) sales of equipment used for mobile digital television systems on mass transit systems; and (3) advertising revenue on advertising platforms located outside of the PRC.  In the fiscal years ended December 31, 2010, 2011 and 2012, the Company and its subsidiaries (excluding operations that are subject to involvement with the consolidated affiliated entities) contributed in aggregate approximately 0.5%, 1.7% and [    ]%, respectively, of the Company’s total consolidated net revenues derived from third parties and non-consolidated affiliates. As of December 31, 2010, 2011 and 2012, the Company and its subsidiaries accounted for an aggregate of 34.3%, 19.8% and [    ]%, respectively, of the Company’s total assets (excluding for the purpose of this calculation assets that are subject to involvement with the consolidated affiliated entities).

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-7

Agreements that Transfer Economic Benefits to CDTC and Eastlong Technology, page F-8

2.              We refer to the agreements, as disclosed on page F-8 that transfer economic benefits to CDTC and Eastlong Technology. Please revise to explain in detail how these agreements in the aggregate convey substantially all of the economic benefits of the VIEs to CDTC and Eastlong Technology (the WFOEs). In your response, please provide us with your proposed disclosures and cite the specific clauses in each respective agreement, and describe and quantify how the fees are significant to the VIEs.

The Company has set forth in the table below a description of the specific clauses in each of the referenced agreements that relate to the payment of fees by the VIEs to the WFOEs.

Agreement	Clause number	Summary of the clause
The Technology and Management Service Agreement, dated February 15, 2007, between CDTC and VisionChina Media Group	6.1.1

At any time during each calendar year during the term of the agreement, the WFOE shall provide a payment notice setting forth payable service fees for the services it has provided. The WFOE shall enclose a charge list with the payment notice it so gives to the VIE. The VIE shall pay such service fees within 30 business days of receiving the payment notice.

5.2

The charge list enclosed with the payment notice shall set forth the services provided, the hours spent in performing the services, and the hourly charge rate. The charge rate is as set forth in attachment 2 to the agreement.

	5.3	Both parties may enter into a supplemental agreement to adjust any of the charge rates.
6.1.3

If the VIE objects to the service fees set forth in the payment notice, both parties shall mutually agree upon the service fees to be paid by the VIE. Such service fees shall be paid by the VIE within 10 business days after the mutual agreement is reached.

	5.4	The VIE shall reimburse the WFOE for out-of-pocket expenses incurred in connection with providing the services to the VIE.

	6.1.2

If the WFOE fails to provide the payment notice (including the charge list) in any calendar year during the term of the agreement, then the WFOE shall, within the first two months of the following calendar year, provide to the VIE the payment notice (enclosing the charge list) with respect to the services the WFOE provided during the prior calendar year.

The Domain Name License Agreement, dated February 15, 2007, between CDTC and VisionChina Media Group	3

The VIE shall pay an annual royalty fee in the amount of 0.2% of its annual revenue.

The WFOE shall issue a royalty payment notice to the VIE from time to time and the VIE must pay the royalty payment within five business days after receiving the payment notice.

Both parties may, within the first ten business days of each calendar year, enter into an agreement to change the method for calculating the royalty fee and the royalty fee amount payable for the prior calendar year and for future calendar years.

The Business Cooperation Agreement, dated February 22, 2005, between Beijing Eastlong Technology and Beijing Eastlong Advertising	1

The WFOE and the VIE shall cooperate in the following manners:

Type A: in the scenario where the contract party for a project must, based on PRC law and regulations and requirements of a third-party project owner, possess a qualification certificate and/or license and the VIE has such qualification and/or license, the VIE will be the contract party. The WFOE shall provide technology and consulting services to the VIE to enable the VIE to complete the work. To the extent the VIE can subcontract its contracted work, the VIE shall subcontract such work to the WFOE.

Type B: in the scenario where PRC law and regulations and, as applicable, the third-party project owner do not require the contract party for a project to possess a license, but part of the contracted work must be subcontracted to a party who possesses a license, which the VIE possesses, the WFOE will be the contracting party and will subcontract the portion of the work that requires the license to the VIE.

Type C: in the scenario where one co-party to the project contract must possess a license, and the VIE possesses the relevant license, then the WFOE and the VIE shall be co-parties to the project contract

	3	The VIE irrevocably agrees that the WFOE shall be its exclusive cooperation partner for work types A,

B and C. Without the written consent of the WFOE, the VIE shall not engage in any similar cooperative work or arrangement with any third party.

The VIE irrevocably agrees that, apart from work types A, B and C, the VIE will not engage in any other business or any other business arrangement without the written consent of the WFOE.

The VIE will make best efforts to allow the WFOE to be the contracting party for the projects, or if that is not possible, to allow the WFOE to be a co-party to the contract.

The WFOE can conduct any other businesses, and does not need to obtain the VIEs’ consent to do so.

5

Amounts received by the parties as consideration for the project work they both perform will be allocated in the following manner:

For Type A: the VIE must give 90% of the project profits to the WFOE as consideration for the technology and consulting services provided by the WFOE.

For Type B: the WFOE must give 10% of the project profits to the VIE and reimburse the VIE’s expenses.

For Type C: 90% of the project profits shall be allocated to the WFOE and the remaining 10% shall be allocated to the VIE. If the VIE receives payment for its and the WFOE’s work for the project from the project owner, then the VIE shall keep an amount equal to 10% of the project profits plus the VIE’s expenses, and pay the remainder to the WFOE. Likewise, if the WFOE receives payment for its and the VIE’s work for the project from the project owner, then the WFOE shall keep an amount equal to 90% of the project profits plus the WFOE’s expenses and pay the remainder to the VIE.

In any of type A, B or C, if the project incurs a net loss, then the loss shall be borne 90% :10% by the WFOE and the VIE, respectively.

The Company respectfully advises the Staff that no service or royalty fees were charged because CDTC and Beijing Eastlong Technology historically agreed to waive the obligations of the respective VIEs to pay their service and royalty fees.  The Company decided to waive the service fees because (1) the Company determined to retain adequate funds in the respective VIEs for network expansion and acquisition of media assets in China; and (2) each of the VIEs was in a position of accumulated net losses in accordance to U.S. GAAP.  CDTC and Beijing Eastlong Technology can commence to charge VIEs service fees anytime when it is appropriate because CDTC and Beijing Eastlong Technology can control the timing and amount of the service fees to be charged to ensure the fees are significant to the VIEs, as explained in the proposed revised disclosure below.

	2010	2011
Net loss of the VIEs	$(110,259,691)	$(2,762,658)
Total service fees charged	—	—

In response to the Staff’s comment, the Company proposes to revise the following disclosure which currently appears on page F-8 of the Company’s 2011 20-F.

Agreements that transfer economic benefits to CDTC and Eastlong Technology:

Technology and management services agreement

Pursuant to the technology and management service agreement ~~and amendments thereto~~ entered into on ~~March 30, 2006 and~~ February 15, 2007 between CDTC and VisionChina Media Group, CDTC provides technology consulting and management services related to the business operations of VisionChina Media Group. As consideration for such services, VisionChina Media Group has agreed to pay the service fees ~~as~~ specified by CDTC in ~~its fee~~the payment notices it provides to VisionChina Media Group from time to time. The payment notices shall enclose charge lists, setting forth the services provided, the hours spent in performing the services, and the applicable service charge rates.  The charge rates, which are annexed to the agreement, may be adjusted pursuant to a supplemental agreement entered into by the parties~~fees payable are calculated based on hourly rates set forth in the agreementor otherwise agreed upon between the parties~~.  If VisionChina Media Group objects to the service fees set forth in a payment notice, both parties shall mutually agree upon the service fees to be paid by the VisionChina Media Group.  In addition, VisionChina Media Group shall reimburse the WFOE for out-of-pocket expenses incurred in connection with providing the services to CDTC. The service fee shall be calculated using a rate as mutually agreed by CDTC and VisionChina Media Group multiplied by average numbers of LCD screens put into use in the digital mobile television advertising network operated by VisionChina Media Group during each of the calendar year.  The term of this agreement is 25 years, which may be terminated at any time or extended by CDTC at its discretion. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Domain Name License Agreement

Pursuant to the domain name license agreement ~~and amendments thereto~~ entered into on ~~March 30, 2006 and~~ February 15, 2007 between CDTC and VisionChina Media Group, CDTC grants VisionChina Media Group the exclusive right to use its domain names, in exchange for a royalty fee ~~based on~~equal to 0.2% of the gross annual revenues of VisionChina Media Group. The parties may mutually agree to adjust the royalty fee within the first ten working days of any year during the term of the agreement.~~The fee is subject to periodic adjustments by the parties.~~ The agreement has a term of 25 years, which may be terminated at any time or extended by CDTC at its discretion. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Business Cooperation Agreement

Pursuant to the business cooperation agreement ~~and amendments thereto~~ entered into on February 22, 2005 between Eastlong Technology and Eastlong Advertising, Eastlong Advertising ~~may establish entities for the purposes of operating~~shall operate an out-of-home advertising platform and sell~~ing~~ advertisements or value-added services on that platform, which it may do by setting up joint ventures with third parties or by other feasible means.  The cooperation method by which Eastlong Technology and Eastlong Advertising engage in business projects shall vary, with Eastlong Technology either providing technology and consulting services to Eastlong Advertising, Eastlong Advertising subletting work to Eastlong Technology, or Eastlong Technology and Eastlong Advertising jointly engaging in projects, depending on PRC legal and regulatory requirements, including qualification or licensing requirements, and the requirements of third-party project owners.  ~~Eastlong Technology provides Eastlong Advertising with technology consulting services related to the conduct of its business. As consideration for such services, the profits generated by Eastlong Advertising shall be transferred to Eastlong Technology in accordance with the business cooperation agreement.~~Under each cooperation method, Eastlong Technology and Eastlong Advertising shall receive 90% and 10%, respectively, of the project profits and each shall be reimbursed, as applicable, for its out-of-pocket expenses. Eastlong Technology ~~is~~shall be the exclusive and sole cooperating partner of Eastlong Advertising, and Eastlong Advertising shall not engage in any business other than that it conducts in cooperation with Eastlong Technology without Eastlong Technology’s prior written consent. ~~Eastlong Technology has right to appoint and elect board members and senior management members of Eastlong Advertising.~~ The term of this agreement commences on February 22, 2005 and remains in effect unless Eastlong Technology ceases to exist. This agreement can be terminated ~~if~~(i) by mutual agreement by both parties (ii) if either party is declared legally bankrupt and the other party requests termination of the agreement or (iii) Eastlong Technology is unable to provide any services to Eastlong Advertising for ~~a continuous period of~~ more than three consecutive years due to force majeure.

CDTC and Eastlong Technology historically agreed to waive the obligation of the respective VIEs to pay their service and royalty fees because (i) the Group determined to retain funds in the respective VIEs for network expansion and media asset acquisition in China and (ii) each of the VIEs was still in accumulated net loss position in accordance with U.S. GAAP.  The WFOE and VIEs mutually agreed on the terms of the fee waivers and such fee waivers have been approved by the respective board of directors of CDTC and VisionChina Media Group.

The service agreements (namely, the technology and management services agreement, the domain name license agreement and the business cooperation agreement) are renewable by CDTC or Eastlong Technology, as applicable, at its discretion. The technology and management services agreement and the domain name license agreement require mutual consent for any adjustments to the fee under the respective agreements. Given the structure of the Company and its control over the VIEs as explained below, the mutual consent requirement is non-substantive and the Company effectively maintains the ability to determine the amount and timing of fees charged of the service agreements so that substantially all of the profits of the VIEs can be transferred to CDTC or Eastlong Technology. The above service agreements can convey substantially all of the economic benefits of the VIEs to CDTC and Eastlong Technology because CDTC and Eastlong Technology can unilaterally determine the amount and timing of the fees charged.

The Company has the power to direct the activities of VIEs that most significantly impact VIEs’ economic performance, such as (1) determining pricing for advertising services, (2) hiring and conducting performance evaluations of employees, (3) managing sales activities, (4) conducting marketing activities, (5) establishing the policy for payment of cash from the VIEs to the WFOEs, including determination of the amount of the fees to be paid under the agreements between the VIEs and the WFOEs, and (6) determining whether to expand or terminate advertising platforms..As further described below, Mr. Limin Li and Ms. Yanqing Liang, the direct equity holders of VisionChina Media Group, has each signed an irrevocable proxy letter pursuant to which he/she has granted CDTC the right to exercise all of his/her voting rights as an equity holder of VisionChina Media Group.  The proxy letters provide the Company with the ability to control and exercise the voting and governance rights that the equity holders of VisionChina Media Group would otherwise possess through their equity ownership interests in VisionChina Media Group Limited. In addition, as further described below, the option agreements also provide the Company with the ability to control and exercise the voting and governance rights of the equity holders of VisionChina Media Group Limited and Eastlong Advertising by having CDTC and Eastlong Technology exercise their substantive kick out rights to replace the equity holders of these consolidated affiliated entities. The terms of the option agreements are currently exercisable and legally enforceable under current PRC laws and regulations. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s kick-out rights under the option agreements, and no consent of the VIEs’ equity holders is required. The board of directors of the Company comprises five directors, including Mr. Limin Li and Ms. Yanqing Liang, and therefore Mr. Limin Li and Ms. Yanqing Liang do not have veto power over such majority vote. The Company’s rights under the option agreements gives the Company the power to control the equity holders of the VIEs and thus the power to direct the activities that most significantly impact the VIEs’ economic performance.

In addition, the Company proposes to revise the disclosure that appears on page 108 of the Company’s 2011 20-F to be consistent with the revised disclosure above.

3.              We note that the fees payable are agreed upon and subject to periodic adjustments by both parties to the agreements. Please revise to describe how the fees are determined under each contract and the rights of each party in the negotiation process.

The Company respectfully refers the Staff to its response to comment 2 above, where the Company has proposed to disclose in more detail the fees payable by the VIEs under each of the relevant agreements and, as applicable, how those fees may be adjusted.  As described above, (i) the charge rates set forth in the

Technology and Service Management Agreement may be adjusted pursuant to a supplemental agreement entered into by both parties, (ii) if VisionChina Media Group objects to the service fees set forth in a payment notice provided to it by CDTC pursuant to the Technology and Service Management Agreement, both parties shall mutually agree upon the service fees to be paid by VisionChina Media Group, and (iii) the royalty fee under the domain name license agreement may be adjusted by mutual agreement of the parties.

The service agreements require mutual consent for fees payable or any periodic adjustments on the fee. Given the structure of the Company and its control over the VIEs as explained in our response to the Staff’s comment 2 above, the mutual consent requirement is non-substantive and the VIEs do not have substantive rights in the negotiation process. The Company effectively maintains the ability to unilaterally determine the amount and timing of fees charged or any adjustments to the fee.

4.              We refer to the risk factor on page 28 beginning with, “We rely on contractual arrangements with our consolidated affiliated entities in China...” In this disclosure you state that if your consolidated affiliated entities or their subsidiaries terminate these contractual arrangements, you would not be able to continue your business operations unless the then current PRC law allows us to directly operate advertising businesses in China. Please tell us and disclose how your VIEs can terminate the contracts and if any substantive kick-out rights are available to them. Please explain in more detail how the VIEs, as a “non-defaulting party” can terminate the respective agreements.

The Company has set forth in the table below a summary of the termination provisions of each of the contractual arrangements.

Agreement(s)	Summary of Termination Provisions	Discussion

Each of:

(i) the Technology and Management Service Agreement between CDTC and VisionChina Media Group,

(ii) the Domain Name License Agreement between CDTC and VisionChina Media Group, and

(iii) each of the respective loan agreements, and option agreements to which CDTC and Beijing Eastlong Technology,

If a party to the relevant agreement breaches any of its representations and warranties or any term of the agreement, then the non-defaulting party has the right to terminate the agreement.

Accordingly to the termination provision, if CDTC breaches any of its representations and warranties or any term of the agreement, then VisionChina Media Group, as non-defaulting party, has the right to terminate the agreement.

Given that CDTC can control its compliance with representations and warranties or any term of the agreement, such termination provision is non-substantive as

respectively, is party		it relates to VisionChina Media Group, and the Company effectively maintains the ability to determine the termination of these agreements.
The business cooperation agreement between Beijing Eastlong Technology and Beijing Eastlong Advertising

The agreement can only be terminated if one or more of the following circumstances has occurred:

(i) both parties agree to terminate the agreement;

(ii) one party is declared legally bankrupt, and the other party requests to terminate the agreement; or

(iii) due to force majeure, Beijing Eastlong Technology cannot provide the services to Beijing Eastlong Advertising for more than three consecutive years.

The business cooperation agreement requires mutual consent for termination of the agreement. Given the structure of the Company and its control over VisionChina Media Group as explained in our response to Staff’s comment 2 above, the mutual consent requirement is non-substantive and the Company effectively maintains the ability to determine the termination of the service agreement.

Each of the equity pledge agreements to which CDTC and Beijing Eastlong Technology, respectively, is party

The agreement terminates when all of the secured obligations have been satisfied, and the relevant VIE no longer has any obligations or liabilities under the agreements giving rise to the secured obligations.

The VIEs do not have rights to terminate the agreements based on the termination provision.
Each of the proxy letters between Mr. Limin Li and Ms. Yanqing Liang, respectively, and CDTC	No termination provision.

Each of Mr. Limin Li and Ms. Yanqing Liang has pledge his/her equity interests in VisionChina Media Group to CDTC to secure its obligations under, among others, the proxy letters. Therefore, under PRC law, the proxies are irrevocable.

The Company confirms for the Staff that the VIEs do not have any substantive kick-out rights available to them under any of the contractual arrangements.

In response to the Staff’s comment, the Company proposes to revise the disclosure shown below, which currently appears in the penultimate paragraph on page 28 of the Company’s 2011 20-F.

We expect to continue to depend upon our contractual arrangements with our consolidated affiliated entities and their subsidiaries and their equity holders to operate our advertising business in China due to the PRC regulatory restrictions on foreign investments in our industry. If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) our consolidated affiliated entities or their subsidiaries terminate these contractual arrangements or (iii) our consolidated affiliated entities or their subsidiaries fail to perform their obligations under these contractual arrangements, we would not be able to continue our business operations in China or to derive economic benefits from operations of our consolidated affiliated entities or their subsidiaries, and the value of your ADSs would substantially decrease. Pursuant to the terms of each of (i) the technology and management services agreement entered into on February 15, 2007 between CDTC and VisionChina Media Group, (ii) the domain name license agreement entered into on February 15, 2007 between CDTC and VisionChina Media Group, and (iii) each of the respective loan agreements, and option agreements to which CDTC and Beijing Eastlong Technology, respectively, is party, if CDTC or Beijing Eastlong Technology, as applicable, breaches its representations or warranties or any of the terms of the agreement, then the non-defaulting party, i.e., the relevant consolidated affiliated entity or the shareholders of the relevant consolidated affiliated entity, as applicable, would have the right to terminate the agreement.  VisionChina Media Group and Eastlong Advertising, however, do not have any substantive kick-out rights available to them under any of the contractual arrangements. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate advertising businesses in China.

5.              We refer to the financial information of your VIEs as presented on page F-11. The composition of total liabilities is unclear. Please provide us with a summary analysis of the total assets, liabilities and revenue of the VIEs reconciled to total company.

The Company has set forth below the composition of total liabilities of the Company’s VIEs, after eliminating intercompany balances:

	December 31, 2010	December 31, 2011
Current Liabilities
Short term loans	$60,497,898	$20,465,028
Accounts payable	11,528,688	14,130,377
Amounts due to related parties	1,703,287	1,336,814
Consideration payable	2,425,532	—
Income tax payable	443,350	117,635
Accrued expenses and other current liabilities	9,110,362	12,217,882
Total current liabilities	85,709,117	48,267,736
Non-current Liabilities:
Deferred tax liabilities	498,107	338,106
Total non-current liabilities	498,107	338,106
Total liabilities	86,207,224	48,605,842

The Company also respectfully submits the summary analysis set forth below of the total assets, total liabilities and total revenues of the VIEs reconciled to the total consolidated assets, total consolidated liabilities and total consolidated revenues of the Company.

As of December 31, 2010

	The Company and consolidated subsidiaries	Variable Interest Entities	Intercompany Eliminations	Consolidated
Total assets	$283,628,106	$414,749,161	$(255,417,316)	$442,959,951
Total liabilities	141,500,193	464,874,596	(378,667,372)	227,707,417
Total revenues
Third parties and non-consolidated affiliates	750,754	137,305,886	—	138,056,640
Intercompany	22,630,736	750,754	(23,381,490)	—

As of December 31, 2011

	The Company and consolidated subsidiaries	Variable Interest Entities	Intercompany Eliminations	Consolidated
Total assets	$221,235,685	$438,643,462	$(244,738,465)	$415,140,682
Total liabilities	83,132,859	492,507,843	(443,902,001)	131,738,701
Total revenues
Third parties and non-consolidated affiliates	3,149,651	178,044,699	—	181,194,350
Intercompany	24,089,368	21,577,464	(45,666,832)	—

6.              We note on page 47 that substantially all your revenues are derived from VisionChina Media Group and Beijing Eastlong Advertising. Please tell us how you addressed the disclosures required by ASC 810-10-50-12(d), which requires qualitative and quantitative information about involvement with the VIE, including, but not limited to, the nature, purpose, size, and activities of the VIE. In this regard, it is unclear to us whether the VIEs perform substantially all of your operations or whether they hold only certain assets or licenses.

In response to the Staff’s comment, the Company proposes to add the following paragraph to the disclosure which current appears in Note 1 on page F-11 of the Company’s 2011 Form 20-F:

The VIEs contributed an aggregate of 99.5%, 98.3% and [   ]% of the Group’s consolidated net revenues derived from third parties and non-consolidated affiliates for the years ended December 31, 2010, 2011 and 2012, respectively. The Group’s operations not conducted through contractual arrangements with the VIEs primarily consist of (1) sales of Passenger Information and Direction Systems to various subway companies in the PRC, (2) sales of equipment used for mobile digital television on mass transit systems, and (3) advertising revenue on advertising platforms located outside of the PRC. In the fiscal years ended December 31, 2010, 2011 and 2012, the Company and its subsidiaries (excluding operations that are subject to involvement with the consolidated affiliated entities) contributed in aggregate approximately 0.5%, 1.7% and [   ]%, respectively, of the Group’s total consolidated net revenues derived from third parties and non-consolidated affiliates. As of December 31, 2010, 2011 and 2012, the VIEs accounted for an aggregate of 65.7%, 80.2% and [   ]%, respectively, of the Group’s consolidated total assets.  As of December 31, 2010, 2011 and 2012, the Company and its subsidiaries accounted for an aggregate of 34.3%, 19.8% and [   ]%,

respectively, of the Company’s total assets (excluding for the purpose of this calculation assets that are subject to involvement with the consolidated affiliated entities).

Risks in Relation to the VIEs Structure, page F-10

7.              We note your disclosure that the equity holders of the VIEs are also shareholders of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. Please tell us how the equity holders of the VIEs, also being shareholders of the Group, precludes them from acting contrary to the contractual arrangements, or revise your disclosures as appropriate.

The Company respectfully notes that the two shareholders of VisionChina Media Group Limited, Mr. Limin Li and Ms. Yanqing Liang, beneficially own significant equity holdings in the Company, equal to 17.1% and 4.9%, respectively, of the Company’s total outstanding common shares as of December 31, 2011.  The Company believes that because these two significant shareholders of the Company have substantial interests in the performance of the Company’s ADSs, and they also have substantial interests in ensuring that the financial results of the VIEs and their subsidiaries continue to be consolidated into the Company’s consolidated financial statements.  As such, the Company believes it is fully in these shareholders’ interests to comply with the terms of the contractual arrangements.  The Company also notes that the shareholders of Beijing Eastlong Advertising, Mr. Qijun Men and Mr. Haifeng Wang, are not shareholders or directors of the Company.

In response to the Staff’s comment, the Company proposes to revise as following the disclosure, which currently appears on page F-10 of the Company’s 2011 20-F:

Risks in relation to the VIEs structure

The Group believes that the VIEs arrangements are in compliance with PRC law and are legally enforceable. ~~The equity holders of the VIEs are also shareholders of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements.~~The equity holders of Eastlong Advertising are not shareholders of the Group. The equity holders of VisionChina Media Group are also shareholders of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, there are certain risks related to the VIE arrangements, which include but are not limited to the following:

In response to the Staff’s comment, the Company also proposes to add the following disclosure on Risks in Relation to the VIEs Structure after the third bullet point at the bottom of page F-10 of the Company’s 2011 20-F:

Mr. Limin Li and Ms. Yanqing Liang are the shareholders of VisionChina Media Group Limited and they are also beneficial owners of the Company. The interests of Mr. Limin Li and Ms. Yanqing Liang as the beneficial owners of VisionChina Media Group Limited may differ from the interests of the Company as a whole, since Mr. Limin Li and Ms. Yanqing Liang are also beneficial shareholders of the Company. The Company cannot assure that when conflicts of interest arise, Mr. Limin Li and Ms. Yanqing Liang will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Limin Li and Ms. Yanqing Liang may encounter in their capacity as beneficial owners and directors of VisionChina Media Group Limited, on the one hand, and as a beneficial owner and director of the Company, on the other hand. Mr. Limin Li and Ms. Yanqing Liang signed irrevocable proxy letters, pursuant to which Mr. Limin Li and Ms. Yanqing Liang have granted CDTC the right to exercise all their voting rights as equity holders of VisionChina Media Group. The Company believes Mr. Limin Li and Ms. Yanqing Liang will not act contrary to any of the contractual arrangements, and the exclusive option agreement provides the Company with a mechanism to remove Mr. Limin Li and Ms. Yanqing Liang as beneficial shareholders of VisionChina Media Group Limited should they act to the detriment of the Company. The Company relies on Mr. Limin Li, as a director and executive officer of the Company, and Ms. Yanqing Liang, as a director of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Limin Li and Ms. Yanqing Liang, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

8.              Please expand your disclosure to describe the consequences of the noted risks, including not being able to consolidate the VIEs and their subsidiaries.

In response to the Staff’s comment, the Company proposes to add the following disclosure after the third bullet point at the bottom of page F-10 of the Company’s 2011 20-F for future filing:

In particular, if the Company’s ownership structure and contractual arrangements were found to be in violation of PRC laws or regulations, the PRC government could:

•                  revoke the business and operating licenses of the Company’s PRC subsidiaries, the VIEs and the VIEs’ subsidiaries;

•                  discontinue or restrict the operations of any related-party transactions among the Company’s PRC subsidiaries, the VIEs and the VIEs’ subsidiaries;

•                  impose fines, confiscate the income of the VIEs or the VIEs subsidiaries, or impose other requirements with which the Company’s PRC subsidiaries, the VIEs or the VIEs’ subsidiaries may not be able to comply;

•                  shut down the network of the VIEs and the VIEs’ subsidiaries; or

•                  require the Company or the Company’s PRC subsidiaries, the VIEs and the VIEs’ subsidiaries to restructure their ownership structure or operations.

The Company’s ability to conduct its advertising business may be negatively affected if the PRC government were to carry out any of the aforementioned action, or if the VIEs or their equity holders breach or do not comply with the contractual arrangements.  As a result, the Company may not be able to consolidate the VIEs and the VIEs’ subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and the VIEs’ subsidiaries, and it may lose the ability to receive economic benefits from the VIEs and the VIEs’ subsidiaries.

9.              We note in section 4.1 of the equity pledge agreement filed as exhibit 4.10 states: “The illegality or invalidity of the whole or party of the 2007 Loan Agreement, the 2007 Service Agreement and the 2007 Domain Name License Agreement, and all other guarantees for them shall not affect the validity of this Agreement and/or the obligations and responsibilities of Pledgors of this Agreement.” Please tell us whether the listed agreements are illegal or invalid. If they are not illegal or invalid, then tell us why this clause was inserted into the equity pledge agreement.

The Company respectfully submits to the Staff that the Company’s PRC counsel had advised it that the contractual arrangements, including, among others, the 2007 Loan Agreement, the 2007 Service Agreement and the 2007 Domain Name

License Agreement (the “2007 Contracts”), are legal and valid, and the Company believes that all such contracts are legal and valid.

The purpose of the equity pledge agreement is to protect CDTC against default by the VIE equity holders of any of their obligations under any of the 2007 Contracts.  The equity pledge agreement provides an added layer of protection and avenue for recourse on top of the contractual remedies available under each of the 2007 Contracts.  In China, a relevant consideration within this protective construct is that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations governing the validity of the 2007 Contracts.  In order to lessen the potential negative impact of this uncertainty and strengthen the protective layering of the equity interest pledge, Company and its PRC counsel determined to include the referenced section 4.01 in the 2007 Pledge Agreement.  That section makes clear that, should any of the 2007 Contracts or any part of the 2007 Contracts become illegal or invalid — this being a worst case possibility within the uncertain PRC legal and regulatory environment — such outcome would not serve to pierce the protective encasing of the equity interest pledge, the rights and obligations under which would remain legally intact.  In accordance with the Guaranty Law of PRC, the ancillary contract (the pledge agreement in this case) could still be valid even if the principle contract (the 2007 Contracts in this case) is illegal or invalid if the parties agree so. Thus, such clause is very common in guaranty contract in PRC.

Schedule I, page F-61

10.       We note from Schedule I that as of December 31, 2011, the amount due from subsidiaries was $148,613,908. Please tell us the actual payment history of fees from the VIEs to the WFOEs. Expand your discussion of liquidity on page 89 to describe how funds are remitted to the WFOE and registrant under the various VIE agreements.

The Company respectfully advises the Staff that the amount due from subsidiaries of $148,613,908 mainly represents funds transferred to subsidiaries to finance previous business acquisitions and transfer of investments to subsidiaries. As explained in the Company’s response to the Staff’s comment 2 above, the WOFEs historically agreed to waive VIEs’ obligations to pay the service and royalty fee because (1) the Company determined to retain funds in the VIEs for network expansion and media asset acquisition in China (2) the VIEs were in accumulated net loss positions in accordance with U.S. GAAP.

The Company also proposes to add the following paragraph to its discussion of liquidity which currently appears on page 89 of the Company’s Form 20-F:

As a holding company, our company may rely on dividends and other distributions from our PRC subsidiaries to fund its liquidity needs.  Current PRC laws and regulations permit our PRC subsidiaries to pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations.  In addition, our PRC subsidiaries are required to set aside a certain amount of their after-tax profits each year to fund certain reserve funds, and these reserves may not be distributed as cash dividends.  See “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure—We rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business” for more information.  Historically, our PRC wholly owned subsidiaries, CDTC and Beijing Eastlong Technology, did not pay dividends to us. Our management believes that it will be able to pay dividends to us from CDTC and Beijing Eastlong Technology, but our management does not have any present plan for receiving dividends from our PRC operating subsidiaries including CDTC and Beijing Eastlong Technology. Currently we plan to use all our retained profits in our PRC subsidiaries and consolidated affiliates, including CDTC and Beijing Eastlong Technology, to reinvest for our future business expansion.

CDTC and Beijing Eastlong Technology has the right to receive service and royalty fees, as applicable, from VisionChina Media Group and Beijing Eastlong Advertising, respectively, pursuant to our contractual arrangements.  Pursuant to these arrangements, the earnings and cash of VisionChina Media Group Limited and Beijing Eastlong Advertising and their subsidiaries will be used to pay such fees in RMB to CTDC and Eastlong Technology, respectively, in the manner and amount set forth in the relevant agreements. Historically, CTDC and Eastlong Technology agreed to waive the service and royalty fees from VisionChina Media Group Limited and Beijing Eastlong Advertising because (i) the Company determined to retain funds in VisionChina Media Group Limited and Beijing Eastlong Advertising for network expansion and media asset acquisition in China and (ii) VisionChina Media Group Limited and Beijing Eastlong Advertising were in accumulated net loss positions under U.S. GAAP.

11.       We refer to the consideration payable of $64 million presented on the face of your consolidated balance sheet at December 31, 2011. Based on the parenthetical note accompanying this line item, it appears that none of this amount payable at December 31, 2011 is attributable to your consolidated VIEs. However, in Schedule I, we have not been able to locate the $64 million payable in the condensed balance sheet of the registrant. Please explain.

The Company respectfully advises the Staff that the consideration payable of $64 million payable relates to acquisition consideration that was recorded as a liability of VisionBest Limited, a subsidiary of the Company.  Accordingly, such amount payable is not attributable to the Company’s consolidated VIEs. VisionBest was obligated to pay merger consideration pursuant to the merger agreement and related plan of merger dated November 16, 2009, which related to the acquisition of Digital Media Group Limited.

Form 6-K Filed November 21, 2012

12.       We note from your discussion of third quarter operating results, that the operating loss in the second quarter of 2012 was primarily attributable to a non-cash impairment charge of $178.8 million as the result of a write-down of goodwill and intangible assets in connection with the company’s acquisitions consummated in 2008 and 2010. We note from your disclosures in the goodwill footnote on page F-39 of your Form 20-F for the year ended December 31, 2011, that none of your reporting units failed step one of the goodwill impairment test and; therefore, were not impaired at December 31, 2011. Please tell us about the facts and circumstances that changed so significantly from December 31, 2011 to June 30, 2011 that required you to record impairments in the second quarter of 2012.

The Company respectfully notes that the changed facts and circumstances affected the Company’s valuation of the business that resulted in the reporting unit failing step one of the impairment test.  Such changed facts and circumstances mainly include: (1) the planned early termination of the concession right agreement in Shanghai subway in June 2012 due to the significant costs which was not considered in the 2011 impairment assessments as the Company did not have such plan as of date of the Company’s 2011 Form 20-F and (2) significantly weaker advertising spending outlook compared to the Company’s cash flow projection as of the date of the Company’s 2011 Form 20-F due to the slowing down of economic growth in China since the second quarter of 2012.  In light of these changed facts and circumstances, the Company prepared an impairment assessment with the assistance of an external valuation firm on the intangible assets and goodwill. The step two of such impairment assessments was not completed as of November 21, 2012, which was the date the Company filed the Form 6-K disclosed its 2012 third quarter results announcement.

The Company considered that impairment losses of goodwill and intangible assets were probable and could be reasonably estimated as of the date of November 21, 2012. Based on the best estimates by the Company’s management, a non-cash impairment charge of $178.8 million was recognized in the second quarter of 2012.

13.       We also note that the impairment assessments are still in process and have not been finalized. Please explain why they have not been finalized.

The Company respectfully advises the Staff that the Company has engaged an independent valuation firm to assist the Company with the impairment assessment.  Such impairment assessments were not completed as of November 21, 2012, which was the date of Form 6-K filing for 2012 third quarter result announcement.  The valuation was not completed as of November 21, 2012 primarily due to the longer than expected time spent with the independent valuer on (1) identifying the intangible assets in step two of the impairment assessments as the advertising business is of the nature that usually with relatively more identifiable intangible assets and (2) fine-tuning the cash flow projections used for estimating each of the identified intangibles assets in step two of the impairment assessments. The non-cash impairment charge of $178.8 million that was recognized in the second quarter of 2012 represents the higher range of the Company’s best estimate and no additional impairment loss is expected. The Company expects to finalize the impairment assessment before it reports its results for the fourth quarter of 2012 and for the year ended December 31, 2012.

14.       We note that on August 13, 2012 the New York State Supreme Court entered an order directing VisionChina Media and its subsidiary, Vision Best Limited, on or before August 21, 2012 (a) to transfer $60 million in assets readily convertible into U.S. currency into New York State, to be held in the custody of the New York City Sheriff’s Office, (b) to deposit $60 million into an escrow account controlled by the Sheriff, or (c) to make other arrangements satisfactory to the plaintiffs in the litigation for security with respect to the final judgment plaintiffs seek in that amount. In accordance with the above-mentioned order, you applied to the State Administration on Foreign Exchange (“S.A.F.E.) for approval to transfer an amount equivalent to approximately $56.8 million due under this order. S.A.F.E., however, denied the application. Please tell us in detail about the nature of the request made to SAFE, including but not limited to the legal entities involved, why the approval from S.A.F.E. was required and their basis for denying your request.

The Company requested approval from the Shenzhen office of SAFE to transfer the RMB equivalent of US$60 million held by CDTC in China to the New York Sheriff in accordance with the New York Supreme Court’s August 13, 2012 order

(the “Order”) referenced above.  Approval of SAFE is needed for such a transfer because it is not a “current account transaction” under SAFE regulations.

For “current account transactions,” such as payment of dividends to foreign shareholders by a subsidiary in the China, payment for the purchase of products and services, or payment of IP license fees or royalties for a licensor outside of China, such regulations permit the payor or transferor to pay or transfer foreign exchange to the recipient outside of China without the approval of SAFE.  By contrast for (i) “capital account transactions,” such as investment outside of China by an entity in China or repayment of principal to foreign lenders by a borrower in China, and (ii) payments or transfers that do not clearly fall within the definitions of either “current account transactions” or “capital account transactions” or are not covered by any category specified in the regulations, such payments or transfers must be approved by SAFE.

The official at the Shenzhen office of SAFE with whom the Chief Financial Officer of the Company, Mr. Yan Wang, met on August 20, 2012 informed him that the requested fund transfer did not fall within any allowable category of SAFE regulations permitting payments for capital transactions.  Such official informed Mr. Wang that the application was rejected, but that the official could not provide any written receipt or confirmation of such rejection.  Based on an affirmation made by Xiaolin Zhou the managing partner of Jun He Law Firm in its New York office in opposition to the plaintiff’s motion for contempt, the Company understands that SAFE did not approve the requested transfer due to the nature of funds that the Company is ordered to transfer to the custody of the New York Sheriff.

The Company respectfully informs the Staff that it has delivered to the New York City Sheriff’s office more than $6 million in cash that was held by or for the Company or its subsidiaries outside of China.

In response to the Staff’s comment, the Company proposes to disclose in either (i) its fourth quarter earnings release filed under cover of Form 6-K or (ii) the next 6-K the Company files to disclose material information related to its litigation with the selling shareholders of Digital Media Group, the reason why SAFE approval is required for the transfer of funds out of China in accordance the Order and the circumstances of SAFE’s denial of its application.

15.       We again refer to your application made to S.A.F.E., requesting approval to transfer the balance of the funds to the Sheriff in New York as required by the August 13 Order. In light of S.A.F.E.’s denial of your application to transfer funds, tell us how you can conclude in accordance with ASC 810-10-25-38A that you are the primary beneficiary of your VIEs and have the right to receive substantially all of the economic benefits.

The Company respectfully notes that approval of SAFE is only required for a fund transfer outside of China that is not a “current account transaction,” as explained in the response to the Staff’s comment 14, under SAFE regulations.

No approval of SAFE is required for any fund transfer from the VIEs to CDTC and Eastlong Technology, which are subsidiaries of the Company, under the contractual arrangements because both CDTC and Eastlong Technology are domestic PRC companies.

No approval of SAFE is required for any fund transfer from CDTC and Eastlong Technology to the Company in a form of profit distribution, if any, because payment of dividends to foreign shareholders by subsidiaries in the China is regarded as “current account transaction.”

We, therefore, considered that the SAFE’s denial of our application to transfer funds to the Sheriff in New York does not have any impact on our conclusion that our subsidiaries, CDTC and Eastlong Technology, are the primary beneficiary of the VIEs and have the right to receive substantially all of the economic benefits.

16.       Please reconcile for us S.A.F.E.’s denial of your application to transfer funds with your disclosure on page 37 of your most recent Form 20-F that payments of current account items, including profit distributions and expenditures from trade related transactions, can be made in foreign currencies without prior approval from S.A.F.E. by complying with certain procedural requirements.

The Company respectfully informs the Staff that, as explained in its response to comment 14 above, the transfer of funds outside of China to the New York Sheriff in accordance with the Order is not a “current account transaction” and therefore requires the approval of SAFE, while payments of current account items, including profit distributions and expenditures from trade related transactions, are “current account transactions” and therefore do not require the approval of SAFE.  The Company confirms for the Staff the accuracy of the referenced disclosure on page 37 of the Company’s 2011 20-F.

*  *  *  *  *  *

In responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or any changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any question regarding this response letter or Proposed Amendment No. 1, please contact me by phone at (+852)2514-7650 (office) or (+852) 9198-4235 (cell) or by email at clin@stblaw.com or my colleague Asher Hsu by phone at (+852) 2514-7691 (office) or (+852) 6900-1590 (cell) or by email at ahsu@stblaw.com.

Very truly yours,

Chris K.H. Lin

cc:                                Limin Li, Chairman and Chief Executive Officer

Yan Wang, Chief Financial Officer

VisionChina Media Inc.

Asher Hsu

Simpson Thacher & Bartlett

Gladys Fung, Partner

Deloitte Touche Tohmatsu